FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached as Exhibit 1, is a copy of the Notice of Annual Meeting of Shareholders of TOP Tankers Inc. (the "Company"), and accompanying Chief Executive Officer's letter to Shareholders and Proxy Statement, each dated May 12, 2006, in connection with the Annual Meeting of Shareholders of the Company to be held June 29, 2006.

TOP TANKERS INC.

Exhibit 1
----------


                                                        May 12, 2006


                     TO THE SHAREHOLDERS OF TOP TANKERS INC.


     Enclosed is a Notice of the Annual Meeting of Shareholders of TOP Tankers Inc. (the "Company") which will be held at the Hilton Athens Hotel, 46 Vas. Sofias Avenue, Athens 11 528, Greece on June 29, 2006 at 12:00 noon.

     At this Annual Meeting (the "Meeting"), shareholders of the Company will consider and vote upon proposals:

     1 To elect two Class II Directors to serve until the 2009 Annual Meeting of Shareholders ("Proposal One");

     2. To approve the appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2006 ("Proposal Two"); and

     3. To transact other such business as may properly come before the meeting or any adjournment thereof.

     Adoption of Proposal One requires the affirmative vote of a plurality of the shares of common stock represented at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the shares of common stock represented at the Meeting.

     You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

     IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

                                                Very truly yours,


                                                Evangelos J. Pistiolis
                                                Chief Executive Officer

--------------------------------------------------------------------------------
    109-111 Messogion Avenue, Politia Centre, Bldg C1, Athens 115 26, Greece
         Tel: (011) (30) (210) 697-8100, Fax: (011) (30) (210) 692-5528,
       TLX: 22 1547 JOPIGR e-mail: am@toptankers.com - www.toptankers.com

                                TOP TANKERS INC.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  June 29, 2006


     NOTICE IS HEREBY given that the Annual Meeting of the shareholders of TOP Tankers Inc. (the "Company") will be held on June 29, 2006, at 12:00 noon, at the Hilton Athens Hotel, 46 Vas. Sofias Avenue, Athens 115 28, Greece, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

     1 To elect two Class II Directors to serve until the 2009 Annual Meeting of Shareholders;

     2. To approve the appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2006; and

     3. To transact other such business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on April 28, 2006 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

     If you attend the annual meeting, you may revoke your proxy and vote in person.


                                            BY ORDER OF THE BOARD OF DIRECTORS

                                            Eirini Alexandropoulou
                                            Secretary

May 12, 2006
Athens, Greece

                                TOP TANKERS INC.
                            109-111 MESSOGION AVENUE
                                 POLITIA CENTRE

                              ATHENS 115 26, GREECE

                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 29, 2006
                            ------------------------

                 INFORMATION CONCERNING SOLICITATION AND VOTING


GENERAL
-------

     The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or the "Directors") of TOP Tankers Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the Hilton Athens Hotel, 46 Vas. Sofias Avenue, Athens 115 28, Greece, on June 29, 2006, at 12:00 noon, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 18, 2006.

VOTING RIGHTS AND OUTSTANDING SHARES
------------------------------------

     On April 28, 2006 (the "Record Date"), the Company had outstanding 29,243,274 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

     The Common Shares are listed on the Nasdaq National Market ("Nasdaq") under the symbol "TOPT."

REVOCABILITY OF PROXIES
-----------------------

         A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Politia Centre, 109-111 Messogion Avenue, Athens 115 26, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

     The Company currently has seven directors divided into three classes. As provided in the Company's Articles of Incorporation, each director is elected to serve for a three year term and until such director's successor is elected and has qualified. The term of two Class II Directors expires at the Meeting. Accordingly, the Board of Directors has nominated Thomas F. Jackson and Christopher Thomas, both Class II Directors, for re-election as directors whose term would expire at the 2009 Annual Meeting.

     Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees for Election to the Company's Board of Directors

     Information concerning the nominee for Director of the Company is set forth below:

         Name                             Age       Position
         ----                             ---       --------
         Thomas F. Jackson                 58       Director
         Christopher J. Thomas             46       Director


     Thomas F. Jackson is the Chairman of our Board of Directors since July 2004. In 2000, Mr. Jackson established Paralos Finance Corporation as a provider of financial consultancy services to select shipping companies. From 1967 to 1999, Mr. Jackson served in a number of managerial capacities with National Westminster Bank, including Head of Shipping in Greece. Mr. Jackson is an Associate of the Chartered Institute of Bankers (ACIB).

     Christopher J. Thomas has served on our Board of Directors since July 2004. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also the Chief Financial Officer of Dryships Inc. and serves on the board of directors of Omninet International Limited, each of which is a publicly traded company with shares registered under the Securities Exchange Act of 1934, as amended. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd., which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. Prior to joining Excel, Mr. Thomas was the Chief Financial Officer of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

     Audit Committee. The Company's Board of Directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The Audit Committee currently consists of Messrs. Christopher Thomas, Michael Docherty and Roy Gibbs. As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the Nasdaq National Market, other than the Audit Committee requirement.

     Required Vote. Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

                                  PROPOSAL TWO

                           APPROVAL OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

     The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2006.

     Ernst & Young (Hellas) has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

     All services rendered by the independent auditors are subject to review by the Audit Committee.

     Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
------------

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS
---------------------

     Abstentions will not be counted in determining whether Proposals One or Two have been approved.

                                  OTHER MATTERS

     No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.


                                                By Order of the Directors


                                                Eirini Alexandropoulou
                                                Secretary

May 12, 2006
Athens, Greece

TOP TANKERS INC.

                                        [_] Mark this box with an X if you
                                            have made changes to your name or
                                            address details above.

--------------------------------------------------------------------------------
Annual Meeting Proxy Card
--------------------------------------------------------------------------------

A    Election of Class I Directors

1.   The Board of Directors recommends a vote FOR the listed nominees.

                                        For     Withhold
      01 - Thomas F. Jackson            [_]     [_]

      02 - Christopher J. Thomas        [_]     [_]

B    Issues

The Board of Directors recommends a vote FOR the following proposals.

2.   Ratification of the Appointment of Ernst
     & Young (Hellas) as the Company's
     independent auditors for the fiscal year ending December 31, 2006.

   For   Against  Abstain
   [_]     [_]      [_]


Mark this box with an X if
you plan to attend the Annual
Meeting.                        [_]

Please disregard if you have
previously provided your
consent decision.


3.   To transact other such business as may
     properly come before the meeting or any
     adjournment thereof.

By checking the box to the right, I consent            [_]
to future delivery of annual reports, proxy statements, prospectuses and other materials and shareholder communications electronically via the Internet at a webpage which will be disclosed to me. I understand that the Company may no longer distribute printed materials to me from any future shareholder meeting until such consent is revoked. I understand that I may revoke my consent at any time by contacting the Company's transfer agent, Computershare Investor Services, LLC,
Chicago, IL and that costs normally
associated with electronic delivery, such as usage and telephone charges as well as any costs I may incur in printing documents, will be my responsibility.

C Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian please give full title as such.

Signature 1 - Please keep signature within the box
__________________________________________________

__________________________________________________


Signature 2 - Please keep signature within the box
__________________________________________________

__________________________________________________


Date (mm/dd/yy)
__________________________________________________

_____/ ___/ _______
__________________________________________________

--------------------------------------------------------------------------------
Proxy - Top Tankers Inc.
--------------------------------------------------------------------------------

THIS  PROXY  IS  SOLICITED  ON  BEHALF  OF  THE
BOARD OF DIRECTORS OF TOP TANKERS INC.

The undersigned hereby appoints Evangelos J. Pistiolis, Stamatios N. Tsantanis and Eirini Alexandropoulou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of TOP Tankers Inc. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of TOP Tankers Inc. to be held June 29, 2006 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

      (Continued, and to be marked, dated and signed, on the other side.)

TOP TANKERS INC.

--------------------------------------------------------------------------------
Annual Meeting Proxy Card
--------------------------------------------------------------------------------

A    Election of Class I Directors

1.   The Board of Directors recommends a vote FOR the listed nominees.

                                        For     Withhold
      01 - Thomas F. Jackson            [_]     [_]

      02 - Christopher J. Thomas        [_]     [_]

B    Issues

The Board of Directors recommends a vote FOR the following proposals.

2.   Ratification of the Appointment of Ernst      For   Against  Abstain
     & Young (Hellas) as the Company's             [_]     [_]      [_]
     independent auditors for the fiscal year ending December 31, 2006.

3.   To transact other such business as may
     properly come before the meeting or any
     adjournment thereof.

C Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian please give full title as such.

Signature 1 - Please keep signature within the box
__________________________________________________

__________________________________________________


Signature 2 - Please keep signature within the box
__________________________________________________

__________________________________________________


Date (mm/dd/yy)
__________________________________________________

_____/ ___/ _______
__________________________________________________

--------------------------------------------------------------------------------
Proxy - Top Tankers Inc.
--------------------------------------------------------------------------------

THIS  PROXY  IS  SOLICITED  ON  BEHALF  OF  THE
BOARD OF DIRECTORS OF TOP TANKERS INC.

The undersigned hereby appoints Evangelos J. Pistiolis, Stamatios N. Tsantanis and Eirini Alexandropoulou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of TOP Tankers Inc. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of TOP Tankers Inc. to be held June 29, 2006 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

      (Continued, and to be marked, dated and signed, on the other side.)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TOP Tankers Inc.
                                          -----------------------
                                              (Registrant)


Date   May 25, 2006                   By  /s/ Stamatis N. Tsantanis
                                          -----------------------------
                                           Stamatis N. Tsantanis
                                           Chief Financial Officer


SK 23116 0001 672837